Exhibit 21

Subsidiaries of the Parent Company

The following bank subsidiaries are national banks and are organized under the laws of the United States:
Associated Bank, National Association
Associated Trust Company, National Association

The following nonbank subsidiary is organized under the laws of the State of Nevada:
Associated Investment Corp.
The following nonbank subsidiaries are organized under the laws of the State of Minnesota:
Ahmann & Martin Financial Services, LLC
Liberty Mutual Insurance Agency, Inc.

The following nonbank subsidiaries are organized under the laws of the State of Wisconsin:
Associated Community Development, LLC
Associated Financial Group, LLC
Associated Investment Services, Inc.
Associated Investment Partnership III, LLC
Associated MN Commercial RE, LLC
Associated Wisconsin Real Estate Corp.
Kellogg Asset Management, LLC